Item 77Q1(e)(1) - New or Amended Registrant
Advisory Contracts

COPIES OF ANY NEW OR AMENDED
REGISTRANT ADVISORY CONTRACTS
In response to Sub-Item 77Q1(e)(1), Addendum to
Management Agreement, effective December 1, 2015, between Lord, Abbett & Co. LLC and Lord Abbett
Investment Trust on behalf of its series, Lord Abbett
Core Plus Bond Fund.
The Addendum to Management Agreement is hereby attached as Item 77Q1(e)(1).